

July 31, 2012

<u>Via E-mail</u>
Mr. Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **AU Optronics Corp.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your response dated July 25, 2012 and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Item 18. Consolidated Financial Statements</u>

<u>Note 27. Summary of Significant Differences between Accounting Principles Generally Accepted in the Republic of China and Accounting Principles Generally Accepted in the United States of America, page F-89</u>

1. We note from your response to prior comment 1 that although pursuant to ASC 450-20-50, you regularly evaluate the probability of a potential loss of all your litigation, claims or assessments to determine whether a liability has been incurred and whether a liability should be recorded, you have not disclosed individual accrued amounts or amounts of possible losses for contingencies because you believe such disclosure would harm both you and your investors. However, as shown in the implementation guidance beginning at

ASC 450-20-55, the disclosures required by ASC 450-20-50 can be provided without causing harm to you or your investors. In particular, we note that these disclosures may be provided on an aggregated basis. Please confirm that you will comply in future filings.

2.   To help us better understand the impact of the information not disclosed in this Form 20-F, and with a view towards disclosure in future periods, please tell us the amount you have accrued for the claims discussed in this note. Additionally, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either provide us an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. If true, you may state that the estimate is immaterial in lieu of providing quantified amounts. Please refer to ASC 450-20-50.

3.   We note from your response to prior comment 2 that you developed a range of possible losses related to the US DOJ matters and, as no amount within the range of loss appeared to be a better estimate, you recorded the minimum amount within the range. Please quantify for us the estimated range of loss specific to the US DOJ matter and the accrual recorded as of December 31, 2011. In addition, please tell us how the settlement with the Indirect Purchaser Plaintiffs as disclosed in your July 12, 2012 Form 6-K impacted your accrual for loss contingencies.

4.   In your response to prior comment 3 you told us that you did not disclose a US GAAP accounting policy for loss contingencies because there is no difference between ROC GAAP and US GAAP. However, we noted no disclosure of your ROC GAAP accounting policy for loss contingencies. As such, please revise future filings to include footnote disclosure of your accounting policy for loss contingencies.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant